Exhibit 99.1

Financial News

CIBC Increases Dividends

Toronto, ON – February 22, 2018 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.33 per share on common shares for the quarter ending April 30, 2018, an increase of three cents from the previous quarter. This dividend is payable on April 27, 2018 to shareholders of record at the close of business on March 28, 2018.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending April 30, 2018 payable on April 27, 2018 to shareholders of record at the close of business on March 28, 2018;

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

Series 45 - $0.275000

Series 47 - $0.314380

CIBC has made a change to its elections under the CIBC Shareholder Investment Plan (the “Plan”). Common shares of CIBC purchased under the Plan with reinvested dividends will be purchased at the Average Market Price (as defined in the Plan) of the shares without discount. Previously, shares issued under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan were issued at a 2% discount to the Average Market Price. This change will be effective starting with the dividend payable on April 27, 2018 to common and preferred shareholders of record on March 28, 2018, and will continue until further notice.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com